

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

William Aaronson
Partner
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

>   **Re: Forma Therapeutics Holdings, Inc.**
>   **Schedule TO-T**
>   **Filed September 15, 2022**
>   **File No. 005-91541**

Dear Mr. Aaronson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-T filed September 15, 2022

Offer to Purchase
Item 13. Conditions of the Offer, page 57

1.   On page 58, you state that "the failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time prior to expiration of the Offer...." This suggests the Parent or Purchaser may become aware that an offer condition has been triggered yet the tender offer may proceed without new disclosure. To the extent you become aware of any offer condition becoming operative in a way that would enable Parent or Purchaser to terminate the offer or cancel the obligation to accept tenders, and Purchaser elects to proceed with the offer anyway, we view that decision as a waiver of the condition. If a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 14d-6(c). Please confirm your understanding supplementally.

2.   Please revise to clarify that all offer conditions must be satisfied or waived as of the Expiration Date.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at 202-551-7576 or Daniel Duchovny 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions